Exhibit 4.1A

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of November 30, 2012, by and between Heckmann Corporation, a Delaware corporation as successor to Predecessor Issuer (defined below) (the “Successor Issuer”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) under the Indenture referred to below.

WITNESSETH:

WHEREAS, Rough Rider Escrow, Inc. (the “Predecessor Issuer”) has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of November 5, 2012, providing for the issuance of 9.875% Senior Notes due 2018 (the “Notes”);

WHEREAS, the Successor Issuer is the successor by merger to the Predecessor Issuer and Section 5.01 of the Indenture contemplates that the Successor Issuer will execute and deliver to the Trustee an agreement pursuant to which the Successor Issuer shall assume all the obligations of the Predecessor Issuer under the Notes and the Indenture, this Supplemental Indenture constituting such agreement; and

WHEREAS, pursuant to Section 9.01(3) of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder of Notes;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Successor Issuer and the Trustee mutually covenant and agree for the benefit of the Holders of the Notes as follows:

1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

2. Assumption. The Successor Issuer hereby expressly assumes and agrees to perform all debts, obligations, covenants and agreements by the Predecessor Issuer under the Indenture and the Notes. The Successor Issuer hereby agrees to be bound by all the terms, provisions and conditions of the Indenture and the Notes and agrees that it shall be the successor and shall succeed to, and be substituted for, and may exercise every right and power of the Predecessor Issuer under the Indenture and the Notes.

3. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

4. Ratification of Indenture: Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or as to the accuracy of the recitals to this Supplemental Indenture.

5. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same instrument.

6. Headings. The Section headings herein are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first set forth above.

HECKMANN CORPORATION

By:	/s/ Damian C. Georgino
	Name:	Damian C. Georgino
	Title:	Executive Vice President, Corporate Development and Chief Legal Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Vice President

[Signature page to First Supplemental Indenture]